Exhibit 11

OURPET'S COMPANY AND SUBSIDIARIES

STATEMENT OF COMPUTATION OF NET INCOME PER SHARE

	Three Months Ended September 30,		Nine Months Ended September 30,
	2007	2006	2007	2006
Net income	$3,244	$144,470	$290,769	$223,704
Preferred Stock dividend requirements	(16,635)	(6,821)	(49,364)	(20,239)
Stock options expense	—	(4,023)	—	(12,069)

Net income attributable to common stockholders	$(13,391)	$133,626	$241,405	$191,396

Weighted average number of common and dilutive common equivalent outstanding	18,166,595	15,508,798	17,782,896	15,471,048

Net income per common share	$—	$0.01	$0.01	$0.01

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